

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 24, 2007

Mr. Paul Lee
Acting Chief Executive Officer
L&L Financial Holdings, Inc.
720 3rd Avenue
Suite #1611
Seattle, WA 98014

> **Re: L&L Financial Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 15, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2006,**
> **October 31, 2006 and January 31, 2007**
> **File No. 0-32505**

Dear Mr. Lee:

We issued comments to you on the above captioned filing on July 27, 2007. Your Form 8-K filed on November 13, 2006, as amended, does not comply with Rules 2-02 and 11-02 of Regulation S-X. More specifically, as of the date of this letter, you have not amended your filing to comply with comments 5-7 of our letter dated July 27, 2007.

If you do not respond to the outstanding comment by filing your amended Form 8-K or contact us by October 31, 2007, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at

(202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director